Exhibit 19.2

EVOFEM BIOSCICENCES, INC.

Incentive Compensation Recoupment Policy

In the event Evofem Biosciences, Inc., (the “Company”) determines it must restate its financial results as reported in a Form 10-K, Form 10-Q or other report filed with the Securities and Exchange Commission to correct an accounting error due to material noncompliance with any financial reporting requirement under the U. S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, (a “Restatement”), the Company will seek to recover, at the direction of the Compensation Committee of the Board of Directors (the “Committee”) after it has reviewed the facts and circumstances that led to the requirement for the Restatement, incentive compensation (cash and equity-based) awarded or paid within one year following the filing of the financial report giving rise to the Restatement to a covered officer whose intentional misconduct caused or contributed to the need for the Restatement for a fiscal period if a lower award or payment would have been made to such covered officer based upon the restated financial results. The Committee will determine in its discretion the amount, if any, the Company will seek to recover from such covered officer. The Company may offset the recoupment amount against current incentive and non-incentive compensation otherwise owed to the covered officer and through cancellation of unvested or vested equity awards. In addition, the Committee may, to the extent permitted by law, take other remedial and recovery action, as determined by the Committee. The recoupment of incentive compensation under this Policy is in addition to any other right or remedy available to the Company. The Company shall not indemnify any covered officer against the loss of any incorrectly awarded incentive compensation

For purposes of this Policy, the term “covered officer” shall mean executive officers of the Company as defined under the Securities Exchange Act of 1934, as amended, and such other senior executives as may be determined by the Committee. This Policy extends to individuals who were covered officers on or after adoption of the Policy but ceased being a covered officer before a Restatement triggering recoupment under this Policy occurs. This Policy shall be binding and enforceable against all covered officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

The Committee shall have full and final authority to make all determinations under this Policy. The Company shall take such action as it deems necessary or appropriate to implement this Policy, including requiring all covered officers to acknowledge the rights and powers of the Company and the Committee hereunder.

This Policy shall be effective as of the date adopted by the Board of Directors as set forth below and shall apply to incentive compensation that is approved, awarded or granted on or after that date.

Adopted: By the Board of Directors on February 25, 2021.